EXHIBIT H

                        CINERGY SYSTEM STOCK-BASED PLANS

Cinergy Corp. and its subsidiaries have the following stock-based plans:

        Cinergy Corp. 1996 Long-Term Incentive Compensation Plan;
        Stock Option Plan;
        Employee Stock Purchase and Savings Plan;
        401(k) Plans;
        UK Sharesave Scheme;
        Retirement Plan for Directors;
        Directors' Equity Compensation Plan; and
        Directors' Deferred Compensation Plan.

        1.       Long-Term Incentive Compensation Plan

The Cinergy Corp. 1996 Long-Term Incentive Compensation Plan ("LTIP") was originally adopted in 1996 and was subsequently amended effective January 2002. Under this plan, certain key employees may be granted incentive and non-qualified stock options, stock appreciation rights (SARs), restricted stock, dividend equivalents, the opportunity to earn performance-based shares and certain other stock-based awards. Stock options are granted to participants with an option price equal to or greater than the fair market value on the grant date, and generally with a vesting period of either three or five years. The vesting period begins on the grant date, and all options expire within 10 years from that date. The number of shares of common stock issuable under the LTIP is limited to a total of 14.5 million shares.

        2.       Stock Option Plan

The Stock Option Plan ("SOP") is designed to align executive compensation with shareholder interests. Under the SOP, incentive and non-qualified stock options, SARs, and SARs in tandem with stock options may be granted to key employees, officers, and outside directors. The activity under this plan has predominantly consisted of the issuance of stock options. Options are granted with an option price equal to the fair market value of the shares on the grant date. Options generally vest over five years at a rate of 20 percent per year, beginning on the grant date, and expire 10 years from the grant date. The total number of shares of common stock issuable under the SOP may not exceed 5,000,000 shares. No incentive stock options may be granted under the plan after October 24, 2004.

        3.       Employee Stock Purchase and Savings Plan

The Employee Stock Purchase and Savings Plan allows essentially all full-time, regular employees to purchase shares of common stock pursuant to a stock option feature. Under the Employee Stock Purchase and Savings Plan, after-tax funds are withheld from a participant's compensation during a 26-month offering period and are deposited in an interest-bearing account. At the end of the offering period, participants may apply amounts deposited in the account, plus interest, toward the purchase of shares of common stock. The purchase price is equal to 95 percent of the fair market value of a share of common stock on the first date of the offering period. Any funds not applied toward the purchase of shares are returned to the participant. A participant may elect to terminate participation in the plan at any time. Participation also will terminate if the participant's employment ceases. Upon termination of participation, all funds, including interest, are returned to the participant without penalty. The sixth offering period began May 1, 2001, and ended June 30, 2003, with 168,101 shares purchased and the remaining cash distributed to the respective participants. The purchase price for all shares under this offering was $32.78. The total number of shares of common stock issuable under the Employee Stock Purchase and Savings Plan may not exceed 2,000,000.

        4.       401(k) Plans

Cinergy sponsors 401(k) employee retirement plans (the Cinergy Corp. Non-Union Employees' 401(k) Plan, the Cinergy Corp. Union Employees' 401(k) Plan, and the Cinergy Corp. Union Employees' Savings Incentive Plan) that cover substantially all U.S. employees. Employees can contribute up to 50 percent of pre-tax base salary (subject to Internal Revenue Service limits) and up to 15 percent of after-tax base salary. Cinergy makes matching contributions to these plans in the form of Cinergy Corp. common stock, contributing 100 percent of the first three percent of an employee's pre-tax contributions plus 50 percent of the next two percent of an employee's pre-tax contributions. Employees are immediately vested in both their contributions and Cinergy's matching contributions. Cinergy also makes profit-sharing contributions to these plans in the form of common stock on behalf of 401(k) plan participants who elect to participate in a cash balance feature of a Cinergy-sponsored defined benefit pension plan. The amount of these profit-sharing contributions varies depending upon company performance, and they are subject to a 3-year cliff vesting schedule.

        5.       UK Sharesave Scheme

The Cinergy Corp. UK Sharesave Scheme allows essentially all full-time, regular United Kingdom employees working a minimum of 25 hours per week to purchase shares of common stock pursuant to a stock option feature. Under the Cinergy Corp. UK Sharesave Scheme, after-tax funds are withheld from a participant's compensation during a 36-month or 60-month offering period, at the election of the participants, and are deposited in an account. At the end of the offering period, participants may apply amounts deposited in the account toward the purchase of shares of common stock. The purchase price cannot be less than 80 percent of the average market price at date of grant or shortly prior to the grant. Any funds not applied toward the purchase of shares are returned to the participant. A participant may elect to terminate participation in the plan at any time. Participation also will terminate if the participant's employment ceases. Upon termination of participation, all funds are returned to the participant without penalty although, in certain specified circumstances, options may be exercised early on a pro-rata basis.

        6.       Retirement Plan for Directors

The Retirement Plan for Directors, which provides certain retirement benefits to eligible non-employee directors, was frozen effective December 31, 1998. Benefits under the plan are payable on the first business day of February each year, beginning with the February following the later of the date the individual ceases to be a director or the date he or she attains age 55. The benefits are payable in shares of common stock and cash.

        7.       Directors' Equity Compensation Plan

Under the Directors' Equity Compensation Plan, each non-employee director receives an annual credit to his or her account of a cash award (equal to 450 stock units) or a stock award (equal to 450 shares), as determined by the Cinergy Corp. Board of Directors in its discretion. Until distributed, cash awards earn interest and stock awards earn dividends. The awards are payable beginning on the first business day of the calendar year immediately following his or her termination as a director. Cash awards are payable in cash and stock awards are payable in shares of common stock. The total number of shares of common stock that can be issued or transferred in connection with the plan cannot exceed 75,000 shares.

        8.       Directors' Deferred Compensation Plan

The Directors' Deferred Compensation Plan allows each non-employee director to elect to defer receipt of all or a portion of the fees he or she receives for serving as a director. Directors may elect to have all or a portion of the deferred fees deemed to be invested in a common stock account or a cash account. The deferred fees are payable beginning on the first business day of the calendar year immediately following, at the election of the director, either his or her termination as a director or his or her attainment of the Social Security retirement age. Amounts allocated to the cash account are payable in cash and amounts credited to the stock account are payable in the form of shares of common stock. The total number of shares of common stock that may be offered under the plan cannot exceed 200,000 shares.